United States securities and exchange commission logo





                          November 8, 2022

       Mr. Timothy Clackson
       President and Chief Executive Officer
       Theseus Pharmaceuticals, Inc.
       314 Main Street
       Cambridge, Massachusetts 02142

                                                        Re: Theseus
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268125

       Dear Mr. Timothy Clackson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert Puopolo, Esq.